UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PERFORMANCE SPORTS GROUP LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71377G100

(CUSIP Number)

Cameron Olsen
Unit A, Brook Park East
Shirebrook
NG20 8RY
United Kingdom
+44 845 1299 289

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451055107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER *
	8	SHARED VOTING POWER *
	9	SOLE DISPOSITIVE POWER *
	10	SHARED DISPOSITIVE POWER *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,847,695*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%*
14	TYPE OF REPORTING PERSON CO

*Beneficial ownership is disclaimed for both Sections 13(d) and Section 16(a) purposes as interests are economic interests held through contracts for differences, the terms of which do not confer voting rights or dispositive power.

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned on August 17, 2016 (the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:(a) The Reporting Person has an indirect economic interest in 1,847,695 Shares, representing a 4.05% economic interest in the Shares. Such interest is held through the CFDs with Monecor (London) Limited, trading as ETX Capital, ("ETX Capital") listed in paragraph (c) of this Item.

(b) Pursuant to the CFDs, the Reporting Person does not have the power to vote or direct the vote, or power to dispose or direct the disposition, of any of the Shares and, accordingly, beneficial ownership is disclaimed pursuant to Rules 13d-4 and 16a-1(a)(4) for Section 13(d) and Section 16(a) purposes.

(c) The following table lists each of the purchases and sales by the Reporting Person of CFDs in respect of the Shares during the past 60 days. Each of these CFDs were entered into with ETX Capital and provide that the parties will exchange the difference in the value of the Shares at the time at which the contract is agreed and the time at which it is closed. There were no other transactions effected by the Reporting Person in the Shares or other indirect interests in the Shares during this period.

Date of transaction	Type of transaction	Number of Shares subject to the CFD	Price per Share at the time CFD agreed
22 July 2016	Purchase	8,750	300.30
15 August 2016	Purchase	34,500	275.77
15 August 2016	Purchase	100,000	194.95
15 August 2016	Purchase	130,000	170.39
15 August 2016	Purchase	50,900	145.81
16 August 2016	Sale	50,900	204.99
2 September 2016	Sale	130,000	324.28
2 September 2016	Sale	85,000	324.28
9 September 2016	Sale	600	350.00
12 September 2016	Sale	16,000	350.41
13 September 2016	Sale	600	349.91
14 September 2016	Sale	3,500	350.00
15 September 2016	Sale	12,370	351.35
16 September 2016	Sale	25,965	354.18
16 September 2016	Sale	20,150	354.18
16 September 2016	Sale	27,000	354.18
16 September 2016	Sale	2,983	354.18
16 September 2016	Sale	2,787	354.18
19 September 2016	Sale	28,900	359.17
19 September 2016	Sale	31,000	359.17
19 September 2016	Sale	38,500	359.17
19 September 2016	Sale	14,645	359.17
20 September 2016	Sale	100,000	366.46
20 September 2016	Sale	34,500	366.46
20 September 2016	Sale	15,000	366.46
20 September 2016	Sale	35,795	366.46
20 September 2016	Sale	27,010	366.46

(d) Not known.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2016

Sports Direct International plc

By: Cameron Olsen

its Company Secretary

By: /s/ Cameron Olsen

       Name: Cameron Olsen

       Title: Company Secretary